Exhibit 99.66

FILED BY SEDAR

September 2, 2010

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Autorité des marchés financiers

Dear Sirs/Mesdames:

RE:             Lake Shore Gold Corp. (the “Corporation”)
Final Short Form Prospectus dated September 2, 2010 (the “Prospectus”)

This letter is being filed as the consent of George Darling, P. Eng., to being named in the Prospectus and to the use of the report entitled “Updated NI 43-101 Technical Report on the Timmins Mine Property, Ontario, Canada” dated October 1, 2009 (the “Report”) in connection with the filing of the Prospectus and to the inclusion of the written disclosure of the Report and of extracts from or a summary of the Report in the written disclosure contained in the Prospectus or incorporated by reference therein.

I hereby confirm that I have read the Prospectus, including the written disclosure of the Report and of extracts from or a summary of the Report contained in the Prospectus or incorporated by reference therein, and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Report or that is within my knowledge as a result of the services performed by me in connection with the Report.

Sincerely,

“George Darling”
George Darling, P. Eng.